EXHIBIT 99.2

June 28, 2012

E. Townes Duncan
Brenda B. Rector
Joseph N. Steakley

J. Alexander’s Corporation
3401 West End Avenue, Suite 260
Nashville, Tennessee 37202

Dear Independent Directors of J. Alexander’s Corporation,

As you are aware, Privet Fund Management LLC (together with its affiliates, “Privet” or “we”) collectively holds voting and dispositive power over 600,956 shares of J. Alexander’s Corp. (“J. Alexander’s” or the “Company”), or roughly 10.02% of the common shares outstanding.  We are writing to inform you of our dissatisfaction with the proposed “merger” with American Blue Ribbon Holdings, Inc. (“ABRH”), a subsidiary of Fidelity National Financial, Inc. (“Fidelity”).

We have seen no evidence that a widespread and thorough process was conducted by the Company or its investment bankers.  This was not the market-clearing price as determined by a robust auction with competitive bidding.  This was a limited outreach to a buyer capable of fulfilling the needs of a desperate and conflicted CEO.  This transaction was not conceived to deliver value to shareholders.  In fact, the intention was quite the opposite.  It was to escape the unwelcome scrutiny of each of the decisions you have collectively made throughout the duration of your tenure.  It is certainly more appealing to exit a Company through a transaction than be exposed as an ineffectual steward of shareholder capital.

Management can continue to peddle the merits of this transaction and the “significant benefits” for shareholders, but it is obvious to us that a cash and stock deal “valued at $12 per share” materially undervalues this Company.  We are mystified as to how this contemplated structure can possibly be of greater benefit than an all-cash bid.  No shareholder of J. Alexander’s wants a nominal, secondary class interest in an accumulation of businesses that have minimal overlap with the Company’s growing market niche and superior brand reputation.  Your belief otherwise bolsters our contention that you are seriously out of touch with the Company’s true owners and are unqualified to represent us in any meaningful capacity.  As we have maintained all along, either you have no concept of what this Company is truly worth or you are woefully misinformed as to whom that value actually belongs.

This transaction, coupled with the deplorable prelude to its occurrence (failure to engage, lowering the poison pill trigger, etc.), cements our belief that you have overwhelmingly failed those you have been tasked with representing.  Long-term shareholders of the Company (many of whom are individuals who have held this stock since it was Volunteer Capital) have seen significant destruction of shareholder value under the tenure of this Board and management team.  This transaction is the culmination of years of imprudent spending, incomprehensible strategies and disastrous corporate governance.  With individual stock ownership of under 0.1% of the outstanding shares, your incentives are completely misaligned with ours.  We have no desire for you to further negotiate how much we should be forced to accept for our Company.

We can assure you that your distorted sense of business judgment and blind allegiance to an entrenched management team have become strikingly evident.  We are confident that this deal, in its current structure and level of consideration, will be wholly unacceptable to like-minded shareholders.

We will continue to take all steps appropriate to protect our investment.

Best Regards,

Ryan Levenson and Ben Rosenzweig
Privet Fund Management LLC